ARCHEAN RESOURCES LTD.

SHARE PURCHASE AGREEMENT

Fasken Martineau DuMoulin LLP 66 Wellington Street West Suite 4200, Toronto Dominion Bank Tower P.O. Box 20, Toronto-Dominion Centre Toronto, Ontario, Canada M5K 1N6

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the         of February, 2005;

BETWEEN:

CHRISTOPHER VERBISKI

an individual resident in the province of Newfoundland and Labrador

(the “Seller”)

and

INTERNATIONAL ROYALTY CORPORATION

a corporation continued under the laws of Canada

(the “Buyer”)

RECITALS:

1.

The Seller is the legal and beneficial owner of 48.61% of the issued and outstanding shares of Archean Resources Ltd. (the “Company”).

2.

The Buyer wishes to purchase all but not less than all of the issued and outstanding shares of the Company and the Seller has agreed to sell all but not less than all of his issued and outstanding shares of the Company.

3.

By agreement of even date the Buyer has agreed to buy all of the shares of the Company held by Chislett.

IN CONSIDERATION of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows.

1.

DEFINED TERMS

1.1

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Act” means the Corporations Act RSNL 1990, c. C-36, as in effect on the date hereof;

(b)

“Adjustment Agreement” means, collectively, that agreement dated July 10, 2003 made among Chislett, Verbiski and the Company and that agreement dated August 29, 2003 made among Chislett, Verbiski, the Company and VBHC whereby the burden and obligations of the Company under the said agreement dated July 10, 2003 were assumed by VBHC;

(c)

“Agreement” means this agreement as it may be amended from time to time by the mutual written agreement of the parties hereto;

(d)

“Altius” means Altius Resources Inc., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(e)

“Altius Minerals” means Altius Minerals Corporation, a body corporate organized and existing under the laws of Alberta;

(f)

“Applicable Laws” means all applicable federal, provincial, municipal or local laws, statutes or ordinances or the requirements of regulatory authorities relating or having application to the Company or the Buyer, including environmental, health or safety matters;

(g)

“Assets” means the assets of the Company used or held in connection with the Business (other than cash received as consideration for such assets), including without limitation, (i) its interest in the Royalty held through VBHC and LNRLP, (ii) its shares of VBHC, (iii) its indirect interest in LNRLP, and (iv) all refunds of Taxes to which the Company, VBHC or LNRLP is or will become entitled;

(h)

“Archean Unanimous Shareholders Agreement” means that restated shareholders agreement dated August 16, 2004 made among Chislett, Verbiski and the Company;

(i)

“Articles” means the Articles of the Company;

(j)

“Board Member” means a member of the Buyer’s Board of Directors;

(k)

“Board Seat” means a seat on the Buyer’s board of directors, which shall entitle the holder of such seat to all of the privileges, terms, conditions and responsibilities enjoyed or assumed by all other members of the Buyer’s Board of directors;

(l)

“Business” means the business carried on by LNRLP in relation to its ownership of the Royalty to the extent of the Company’s indirect interest therein, including for greater certainty, the Company’s indirect interest under the Labrador Option Agreement pertaining to LNRLP, together with the Company’s direct or indirect interest in the Gross Diamond Royalty and Action 1997 St. J. No. 43 in the Supreme Court of Newfoundland and Labrador (confidentiality undertaking litigation against VBNC), and all business records, technical data and materials associated therewith;

(m)

“Business Day” means any day (other than a Saturday or a Sunday or a banking holiday) on which the principal chartered banks in Canada are open for business during normal banking hours;

(n)

“Buyer” means International Royalty Corporation, a body corporate continued under the laws of Canada;

(o)

“Buyer’s Agreements” means those agreements listed in the Prospectus and described therein as Material Agreements;

(p)

“Chislett” means Albert E. Chislett, the president, a director and a shareholder of the Company;

(q)

“Closing” means the closing of the sale by the Seller and the purchase by the Buyer of the Purchased Shares in accordance with the terms and conditions of this Agreement;

(r)

“Closing Date” means the date of the completion of the Initial Public Offering;

(s)

“Closing Documents” means those documents referred to in Clause 4.2 and Clause 4.3;

(t)

“Closing Time” means 9:30 local Newfoundland and Labrador time on the Closing Date;

(u)

“Common Shares” means issued and outstanding shares in the capital of the Company;

(v)

“Company” means Archean Resources Ltd., a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(w)

“Divested Assets” means all those assets of the Company excepting the Assets, including without limitation (a) the entitlement respecting quarry materials conferred by Article 8 of the Labrador Option Agreement; (b) the following pending actions and legal proceedings commenced by Archean: (i) Action 1996 St. J. No. 3815 (quarry materials litigation) and (ii) Action 1996 St. J. No. 2330 (quarry license litigation against Government); (c) temporary work camp licence dated July 29,2004 (d) obligations and entitlements associated with Archean’s occupancy of its present office space, (e) Archean’s office assets other than those which form part of the Business, (f) cash on hand, (g) the receivable from Northstar Exploration Ltd. in the amount of $1,307,503, and (h) all rights to the Archean logo;

(x)

“Divesting Transactions” means, the transactions set out in Schedule “A”;

(y)

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, and any matter capable of registration against title, option, right of pre-emption, or privilege;

(z)

“Financial Statements” means the audited consolidated financial statements of the Company for its fiscal year ended April 30, 2004 and the notes thereto and the Interim Statements;

(aa)

“Founder’s Shares” means 1,000,000 fully paid non-assessable IRC Shares to be issued to the Seller on Closing;

(bb)

“Governmental Authority” means any governmental entity whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;

(cc)

“Gross Diamond Royalty” shall have the meaning ascribed thereto by the Labrador Option Agreement;

(dd)

“Initial Public Offering” means the initial public offering of the Buyer’s Shares in the Qualifying Jurisdictions intended to be completed on or before February 22, 2005;

(ee)

“Initial Shareholding” means Verbiski’s interest in the Buyer upon Closing, as represented by the Founder’s Shares and the Verbiski Shares;

(ff)

“Insurance” means directors and officers liability insurance with a reputable and substantial insurer;

(gg)

“Interim Statements” means the audited consolidated financial statements of the Company for the period May 1, 2004 to February 14, 2005, and the notes thereto;

(hh)

“IRC Shares” means those fully paid and non-assessable free trading voting common shares of the Buyer to be issued and qualified in the Initial Public Offering;

(ii)

“Labrador Option Agreement” means that agreement dated May 18, 1993, as amended by an Amendment and Addendum Agreement dated April 23, 1995 made initially between Diamond Fields Resources Inc. and the Company, certain benefits and burdens of which are now separately vested in the Company and VBHC, and in VBNC;

(jj)

“LNRLP” means Labrador Nickel Royalty Limited Partnership, a limited partnership formed under the laws of the Province of Ontario, of which VBHC is the sole general partner and Altius is the sole limited partner;

(kk)

“LNRLP Agreement” means the agreement to form LNRLP dated July 10, 2003 made between Archean, Altius and such persons who from time to time become limited partners of LNRLP in accordance with the terms thereof;

(ll)

“Management Agreement” means that Agreement dated as of the 23rd day of April, 1995 made between Diamond Fields Resources Inc. and the Company, the benefits and burdens of which were assigned to 10401 Newfoundland Limited by an Indenture dated June 28, 1995 made among Diamond Fields Resources Inc., VBNC, the Company and 10401 Newfoundland Limited;

(mm)

“Material Contracts” means, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the LNRLP Agreement, the VBNC Agreement and the Adjustment Agreement;

(nn)

“Mineral Rights Tax” means that tax and tax rate applicable to the Royalty under the Mining and Mineral Rights Tax Act 2002 SNL 2002 c. M-16.1, as in effect on the date hereof, which for greater certainty is 20%;

(oo)

“Mineral Rights Tax Reduction Amount” means that amount, expressed as a percentage, by which the Mineral Rights Tax may be decreased or lowered from time to time to below the rate of tax applicable as at the date hereof, and, for greater certainty, shall be that percentage equal to the Mineral Rights Tax in the event that the Mineral Rights Tax is repealed or abolished;

(pp)

“Northstar Payable” means that amount of $12,499 due and payable to Northstar Exploration Ltd. by the Company as shown in the Interim Statements;

(qq)

“Payable Nickel” means nickel produced in its refined state. from a refinery, which for the Voisey’s Bay Mine is projected to be 3,477,700,000 pounds assuming a 25 year mine life;

(rr)

“Person” means any individual, firm, company, corporation, joint venture, joint-stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing;

(ss)

“Projected Tax Amount” means $21,875,000;

(tt)

“Prospectus” means the final prospectus of the Buyer dated February 3, 2005;

(uu)

“Purchase Price” shall have the meaning ascribed thereto in Section 2.1.1 hereof;

(vv)

“Purchased Shares” means 472 and 4892/5139 Common Shares of the Company to be purchased by the Buyer, which represents a 43.75% indirect beneficial interest in LNRLP;

(ww)

“Qualifying Jurisdictions” means the Provinces of Canada and such other jurisdictions as determined by the Buyer and its underwriters;

(xx)

“Reduction Proportion” means that proportion, expressed as a fraction, representing any proportionate reduction of the Mineral Rights Tax from time to time, calculated as follows:

Mineral Rights Tax Reduction Amount ÷ Mineral Rights Tax

(yy)

“Regulatory Approvals” means such regulatory approvals and acceptances, and in particular but without limitation such approvals from the Toronto Stock Exchange and the securities regulatory authorities in the Qualifying Jurisdictions, as may be necessary for the transactions contemplated by this Agreement;

(zz)

“Royalty” means the 3% net smelter returns royalty conferred by the Labrador Option Agreement and held by LNRLP;

(aaa)

“Seller” means Verbiski;

(bbb)

“Tax Adjustment Period” means that time from the Closing Date until the twenty-fifth (25th) anniversary of the Closing Date;

(ccc)

“Taxes” means all taxes and similar governmental charges, including:

(i)

Local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, transfer, sales, use, excise, consumption, customs duties, anti-dumping, countervail and value added taxes, all other taxes of any kind for which the Company, VBHC or LNRLP (to the extent of the Company’s indirect interest therein) may have any liability imposed by Canada or a province thereof or any country or foreign government or subdivision or agency thereof, whether disputed or not;

(ii)

Assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith; and

(iii)

All pension plan contributions and employment insurance premiums;

(ddd)

“Tax Returns” means all reports, returns, forms and other documents filed or required to be filed by the Company, VBHC or LNRLP in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

(eee)

“Units” with respect to the general partner or any limited partner of LNRLP means the interest in LNRLP owned by such partner;

(fff)

“VBHC” means Voisey’s Bay Holding Corporation, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(ggg)

“VBNC” means Voisey’s Bay Nickel Company Limited, a body corporate organized and existing under the laws of the Province of Newfoundland and Labrador;

(hhh)

“VBNC Agreement” means that agreement dated July 10, 2003 made among the Company, Altius Minerals, Altius, Chislett, Verbiski, VBNC, and LNRLP, to which agreement VBHC as the assignee of the Company is subject pursuant to an agreement dated August 29, 2003 made among the Company, VBHC and VBNC;

(iii)

“Verbiski” means Christopher L. Verbiski, an individual resident in St. John’s, Newfoundland;

(jjj)

“Verbiski Shares” means that number of fully paid, non-assessable IRC Shares having an aggregate value of $27,500,000 as valued by the $4.30 price established by the Initial Public Offering; 6,395,349 IRC Shares shall be issued to Verbiski on Closing;

(kkk)

“Voisey’s Bay Mine” means that nickel-copper-cobalt mine which as at the date hereof is under development by VBNC in the Labrador portion of the Province of Newfoundland and Labrador, and which is generally known as the Voisey’s Bay mine; and

(lll)

“Voisey’s Bay Production” means the amount of Payable Nickel, expressed in numbers of pounds, which has in aggregate been produced from the Voisey’s Bay Mine on the date that the Mineral Rights Tax is abolished or in any manner whatsoever decreased or lowered, as calculated on such date.

1.2

All references to dollar amounts in this Agreement shall mean lawful currency of Canada.

2.

SALE AND PURCHASE OF THE PURCHASED SHARES

2.1

Purchase and Sale of Purchased Shares

The Buyer agrees to purchase the Purchased Shares and the Seller agrees to sell, assign and transfer the Purchased Shares to the Buyer on the terms and conditions contained in this Agreement.

2.1.1

Purchase Price

The Purchase Price which shall be paid by the Buyer to the Seller for the Purchased Shares, subject to the adjustments provided for in Article 7 hereof, is the sum of $87,500,000 (CDN).

2.2

Satisfaction of Purchase Price

The Purchase Price shall be satisfied by the delivery by the Buyer to the Seller of:

(a)

$60,000,000 (CDN) by way of a certified cheque or confirmed bank transfer;

(b)

the Founder’s Shares; and

(c)

the Verbiski Shares.

2.3

Delivery of Certificates

The Seller shall transfer and deliver to the Buyer at the Closing Time share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank and shall cause the Company to enter the Buyer on the books of the Company as the holder of the Purchased Shares and to issue one or more share certificates representing the Purchased Shares to the Buyer.

2.4

Place of Closing

The Closing shall take place at the Closing Time at the offices of Stewart McKelvey Stirling Scales, Suite 1100, 100 New Gower Street, St. John’s, Newfoundland and Labrador, Canada, solicitors for the Buyer, or at such other place as may be agreed upon by the Seller and the Buyer.

3.

CLOSING CONDITIONS

3.1

Conditions in favour of the Buyer

The obligation of the Buyer to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Buyer and may only be waived by the Buyer by notice in writing to the Seller on or before the Closing Date:

(a)

termination of the Archean Unanimous Shareholders’ Agreement and the Adjustment Agreement;

(b)

written consent and confirmation from VBNC, satisfactory to the Buyer acting reasonably, that VBNC has declined to exercise VBNC’s right of first offer respecting the Seller’s proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement;

(c)

satisfactory completion of a National Instrument 43-101 report in respect of the Royalty;

(d)

the receipt of the Regulatory Approvals;

(e)

completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer’s Initial Public Offering;

(f)

the Company’s divestiture, prior to the Closing Date, of the Divested Assets;

(g)

the closing of the purchase by the Buyer of Chislett’s interest in the Company pursuant to the Buyer's agreement with Chislett of even date herewith;

(h)

receipt by the Buyer of all documents, opinions certificates and confirmations required to be delivered to the Buyer under this Agreement; and

(i)

receipt by the Buyer of the opinion of MacLeod Dixon, LLP, addressed to the Buyer and the agents acting for the Buyer on the Initial Public Offering, that the Royalty is a “Canadian resource property” as defined in sub-section 66(15) of the Income Tax Act (Canada), as it would be amended by a draft legislation released on February 27, 2004.

3.2

Closing Conditions in favour of the Seller

The obligation of the Seller to complete the transactions herein are subject to the following conditions, each of which is for the sole benefit of the Seller and may only be waived by the Seller by notice in writing to the Buyer on or before the Closing Date:

(a)

receipt by the Seller of all documents, opinions, certificates and confirmations required to be delivered to the Seller  under this Agreement;

(b)

written consent and confirmation from VBNC, satisfactory to the Seller acting reasonably, that VBNC has declined to exercise VBNC’s right of first offer respecting the Seller’s proposed disposition of the Purchased Shares in accordance with the terms of the VBNC Agreement;

(c)

evidence that the Buyer and the Initial Public Offering shall on Closing have those attributes as set out in the Prospectus and that the Initial Public Offering shall have been completed as contemplated by and in the Prospectus; and

(d)

the Buyer having provided confirmation satisfactory to the Seller and his counsel that the Seller shall upon Closing be entitled to nominate two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that the Seller has disposed of 50% of his Initial Shareholding, the Seller’s right hereunder shall be reduced to one Board Seat and provided further that at such time as the Seller has disposed of 80% of his Initial Shareholding, the Seller shall have no further entitlement as of right to nominate any members of the board of directors of the Buyer, but provided always that nothing in this Agreement shall in any case preclude the Seller  and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of the Buyer and to sit and hold office as a member or members of the board of directors of the Buyer if so elected.

4.

CLOSING

4.1

Closing Date

The Closing shall take place simultaneously with the completion of the Buyer’s Initial Public Offering. If the Closing shall not have occurred on or before March 15, 2005 (unless such date is extended by mutual written agreement of the parties) this Agreement will terminate and the parties shall, excepting as to any antecedent breach of this Agreement, have no further obligations to each other hereunder.

4.2

Seller’s Deliveries at Closing:

At Closing the Seller shall deliver to the Buyer

(a)

evidence satisfactory to the Buyer, acting reasonably, that (i) the Company has divested itself of the Divested Assets, and (ii) the Archean Unanimous Shareholders’ Agreement and the Adjustment Agreement have been terminated;

(b)

the Purchased Shares, duly registered in the name of the Buyer, free and clear of Encumbrances excepting the VBNC Agreement and any restrictions required by regulatory authorities;

(c)

an agreement to indemnify the Buyer for and in respect of 50% of those liabilities and obligations of the Company, VBHC and LNRLP to the extent of VBHC’s interest therein, including without limitation, liabilities for Taxes, net of any applicable refunds of Taxes, but including any interest payable, pertaining to the time period prior to Closing, including as to the Divesting Transactions;

(d)

a certificate of the Seller confirming that all of the Seller’s representations and warranties herein are true as of the Closing Date;

(e)

such certificates and opinions of counsel to the Seller as may be reasonably requested by the Buyer’s counsel in connection with the transactions contemplated by this Agreement which agreements, certificates and opinions shall be in a form and substance satisfactory to the Buyer’s counsel, including without limitation, an opinion of counsel to the Seller addressed to the Buyer and the underwriters  pursuant to the Initial Public Offering and their respective counsel with respect to  items 5.1 (a) through (j), and such other matters as the Buyer’s counsel shall reasonably require;

(f)

receipt by the Seller of a list of all registered shareholders of the Buyer as at the Closing of the Initial Public Offering;

(g)

certificates of status or the equivalent of each of the Company, VBHC and LNRLP; and

(h)

resignations and releases for all of the officers and directors of the Company and VBHC.

4.3

Buyer’s Deliveries at Closing

At Closing the Buyer shall deliver to the Seller:

(a)

a confirmed bank transfer in the amount of $60,000,000 (CDN);

(b)

the Founder’s Shares;

(c)

the Verbiski Shares;

(d)

confirmation satisfactory to the Seller and his counsel that the Seller shall upon Closing be entitled to nominate two (2) Board Members for aggregate successive terms of not less than 6 years each, provided that at such time that the Seller has disposed of 50% of his Initial Shareholding, the Seller’s right hereunder shall be reduced to one Board Seat and provided further that at such time as the Seller has disposed of 80% of his Initial Shareholding, the Seller shall have no further entitlement as of right to nominate any members of the board of directors of the Buyer, but provided always that nothing in this Agreement shall in any case preclude the Seller  and/or his nominees from thereafter presenting themselves as candidates to be elected to the board of directors of the Buyer and to sit and hold office as a member or members of the board of directors of the Buyer if so elected;

(e)

the Buyer’s agreement to cause the Company and VBHC to observe, perform and fulfill the VBNC Agreement, and to cause the Company and VBHC to observe, perform and fulfill the LNRLP Agreement and to cause VBHC to observe, perform and fulfill its obligations as general partner thereunder and to indemnify and hold harmless the Seller  in respect of any breach thereof;

(f)

the Buyer’s agreement to pay the Additional Purchase Price provided for in Article 7; and

(g)

such certificates and opinions of counsel to the Buyer as may be reasonably requested by the Seller’s counsel in connection with the transactions contemplated by this Agreement, which agreements, certificates and opinions shall be in a form and substance satisfactory to the Seller’s counsel.

5.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLER

5.1

Seller’s Representations and Warranties

The Seller represents and warrants to the Buyer as set out in the following Subsections of this Section and acknowledges that the Buyer is relying upon such representations and warranties in entering into this Agreement

5.1.1

General

(a)

The Seller has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations hereunder, and the Seller has taken all actions necessary to authorize the execution and delivery, and the observance and performance of its covenants and obligations under this Agreement and the Closing Documents to which he is or will be a party.

(b)

The Seller is the registered holder and beneficial owner of the Purchased Shares, free and clear of Encumbrances other than in respect of the VBNC Agreement.

(c)

The Company is the registered holder and beneficial owner of all of the issued and outstanding capital stock of VBHC.

(d)

VBHC is the registered holder and beneficial owner of a 90% interest in and is the general partner of LNRLP.

(e)

The Purchased Shares comprise a 43.75% indirect beneficial interest in LNRLP.

(f)

There exist no options, agreements or rights held by any party to acquire securities or interests in the Company, VBHC or LNRLP; other than pursuant to the Adjustment Agreement, the Archean Unanimous Shareholders Agreement, the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement.

(g)

The Company and VBHC are valid and subsisting corporations duly incorporated and in good standing under the laws of Newfoundland and Labrador.

(h)

LNRLP is a valid and subsisting limited partnership duly formed under the laws of Ontario.

(i)

LNRLP owns 100% of the Royalty.

(j)

To the best of the Seller’s knowledge, the Company, VBHC and LNRLP are not in default of any Federal or Provincial laws.

(k)

All of the material transactions of the Company have been promptly and properly recorded or filed in or with the books or records of the Company and the minute books of the Company contain all records of the meetings and proceedings of the Company’s directors and shareholders since its incorporation.

(l)

All of the material transactions of VBHC have been promptly and properly recorded or filed in or with the books or records of VBHC and the minute books of VBHC contains all records of the meetings and proceedings of VBHC’s directors and shareholders since its incorporation.

(m)

All of the material transactions of LNRLP have been promptly and properly recorded or filed in or with the books or records of LNRLP and the minute books of LNRLP contain all records of the meetings and proceedings of LNRLP’s partners and executive committee since its formation.

(n)

The Company, VBHC and LNRLP hold all material licenses and permits that are required for carrying on their business in the manner in which such businesses have been carried on and each of the foregoing is in full force and effect.

(o)

The Company and VBHC have the corporate power and capacity to own the assets owned by them and to carry on the businesses carried on by them and the Company and VBHC are duly qualified to carry on business in all jurisdictions in which they carry on business.

(p)

There are no material liabilities of the Company, on a consolidated basis, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements as at February 14, 2005 and which are duly recorded in the books and records of the Company and those incurred in the Divesting Transactions, and at Closing, the Company on a consolidated basis will have no liabilities other than the Northstar Payable.

(q)

Since February 14, 2005 there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company, VBHC or LNRLP, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of the Company, or the right or capacity of the Company to carry on its business.

(r)

To the best of the Seller’s knowledge all Tax Returns of the Company, VBHC and LNRLP required by law to have been filed have been filed and are substantially true, complete and correct and all Taxes and other government charges of any kind whatsoever of the Company, VBHC and LNRLP have been paid or accrued in the Financial Statements.

(s)

Other than as disclosed in Schedule “B” hereto the Seller has no knowledge or notice of any actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or threatened against or affecting the Company, VBHC or LNRLP or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of the Company, VBHC or LNRLP and, to the best of his knowledge, there is no basis therefor.

5.1.2

Corporate Matters

(a)

No proceedings have been taken or authorized by each of the Company, VBHC and LNRLP, the Seller or, to the best of the Seller’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of each of the Company, VBHC and LNRLP or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Company excepting as contemplated by and in the Adjustment Agreement;

(b)

This Agreement has been, and each Closing Document to which the Seller is a party will on Closing be, duly executed and delivered by the Seller, and this Agreement constitutes, and each Closing Document to which the Seller is a party will on Closing constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms;

(c)

The Company, VBHC and LNRLP, as applicable, have all necessary power and authority to own the Assets and to carry on the Business as at present carried on.  The Company, VBHC and LNRLP, as applicable, possesses all licences material to the conduct of the Business.  At the time of Closing, neither the nature of the Business nor the location or character of any of the Assets requires each of the Company, VBHC and LNRLP to be registered, licensed or otherwise qualified or to be in good standing in any jurisdiction other than jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose;

(d)

A true copy of the Articles and all by-laws or other constating documents of each of the Company, VBHC and LNRLP have been delivered to the Buyer by the Seller on or before the date hereof.  The Articles and such by-laws and such other constating documents of each of the Company, VBHC and LNRLP constitute all of the constating documents and by-laws and such other constating documents of each of the Company, VBHC and LNRLP, and each are complete and correct and are in full force and effect;

(e)

The original or true copies of all corporate records of each of the Company and VBHC and, in respect of LNRLP, any records of the executive committee thereof, have been delivered to the Buyer’s solicitors for review prior to the date hereof.  Such corporate records have been maintained in accordance with applicable law and contain complete and accurate records of

(i)

minutes of all meetings of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP held since the date of incorporation;

(ii)

originals of all resolutions of the directors, any committee thereof and the shareholders of each of the Company and VBHC and LNRLP passed by signature in writing since the date of incorporation; and

(iii)

all waivers, notices and other documents required by law to be contained therein, and reflect all actions taken and resolutions passed by the directors and shareholders of each of the Company and VBHC and LNRLP since the date of incorporation.

(f)

All resolutions contained in such records have been duly passed and all such meetings have been duly called and held;

(g)

The share certificate books, register of shareholders, register of transfer and registers of directors of each of the Company and VBHC and register of Units of LNRLP are complete and accurate and all applicable security transfer or documentary stamp taxes payable in respect of shares of each of the Company and VBHC and in respect of the Units have been duly paid; and

(h)

Schedule “A” accurately summarizes the Divesting Transactions whereby the Company and VBHC, as the case may be, entered into certain transactions involving Altius, Altius Minerals, LNRLP, Northstar Exploration Ltd., 10401 Newfoundland Ltd., and the Seller and Chislett, as the case may be, and related dividend declarations and payments.

5.1.3

Authorized and Issued Capital of each of the Company, VBHC and LNRLP

(a)

The authorized capital of each of the Company and VBHC and LNRLP consists of (i) as to the Company, an unlimited number of common shares and an unlimited number of preference shares of which only 972 and 4892/5139 common shares are as at the date hereof validly issued and are outstanding (ii) as to VBHC, an unlimited number of common shares and an unlimited number of preference shares of which only 1,000 common shares have been validly issued and are outstanding and (iii) as to LNRLP, 9,000,000 class A units and 1,000,000 class B units, of which only 9,000,000 class A units and 1,000,000 class B units have been validly issued and are outstanding.

5.1.4

Title to Shares

(a)

The number of Purchased Shares, being 472 and 4892/5139 Common Shares, are owned by the Seller beneficially and of record and the Purchased Shares are all of the securities of the Company, owned, beneficially or of record by the Seller.

(b)

The Seller now has, and on Closing, the Buyer shall acquire, good and marketable title to the Purchased Shares, free and clear of all Encumbrances.

(c)

The Purchased Shares, together with the Chislett shares constitute all of the issued and outstanding securities of the Company, there are no restrictions on the transfer of the Purchased Shares except those set forth in the Articles other than pursuant to the Archean Unanimous Shareholder Agreement (which agreement will be terminated on or before the Closing Date).

5.1.5

No Options

(a)

No Person other than the Buyer has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, subscription or issuance of any unissued shares or units, of each of the Company, VBHC and LNRLP.

5.1.6

No Subsidiaries

(a)

The Company does not own any shares in or securities of any other body corporate, other than VBHC.

5.1.7

Absence of Conflicting Agreements

(a)

None of the execution and delivery of, or the observance and performance by the Seller of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, the transfer of the Purchased Shares to the Buyer, or the Closing:

(i)

contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)

any Applicable Law;

(B)

any Material Contract or licence;

(C)

the Articles, by-laws, directors or shareholders resolutions or partnership resolutions of the Seller or each of the Company, VBHC and LNRLP; or

(D)

the provisions of any agreement, obligation or instrument to which the Seller or each of the Company, VBHC and LNRLP is a party, or by which either of them or the Assets are bound or affected; or

(ii)

result in the creation or imposition of any Encumbrance on the Seller, each of the Company, VBHC and LNRLP or any of the Assets.

5.1.8

Consents, Approvals

(a)

Excepting as to the consent to transfer the July 29, 2004 temporary work camp license from the Company to Northstar Exploration Ltd., which consent has been sought from the Minister of Natural Resources, no consent, approval, licence, order, authorization, registration or declaration of, or filing with, any governmental authority or other person is required by the Seller or each of the Company, VBHC and LNRLP, in connection with (a) the transfer of the Purchased Shares to the Buyer, (b) the Closing (c) the execution and delivery by the Seller of this Agreement or the Closing Documents to which it is a party, (d) the observance and performance by the Seller of its obligations under this Agreement or the Closing Documents to which it is a party or (e) to avoid the loss of any Licence relating to the Business; other than the filing of a notice of change of directors and a notice of change of registered office with the Registrar of Companies of the Province of Newfoundland and Labrador.

5.1.9

The Financial Statements

(a)

The Financial Statements:

(i)

have been prepared in accordance with Canadian Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods;

(ii)

are complete and accurate in all respects;

(iii)

accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of each of the Company, VBHC and LNRLP and the results of the operations of each of the Company, VBHC and LNRLP, as at the dates thereof and for the periods covered thereby;

(iv)

reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period; and

(v)

contain or reflect adequate reserves for all normal business expenses, including those contemplated for Closing, liabilities and obligations of each of the Company, VBHC and LNRLP of any nature, whether absolute, contingent or otherwise, matured or unmatured, as at the date thereof.

(b)

No information has become available to each of the Company, VBHC and LNRLP that would render the Financial Statements incomplete or inaccurate.  The Condition of the Business as of the date hereof is at least as good as the financial condition reflected in the Interim Statements.

5.1.10

Undisclosed Liabilities

(a)

The Company, VBHC and LNRLP have no liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind except:

(i)

liabilities disclosed or provided for in the Financial Statements which reflect the amount of the Northstar Payable due to Northstar Exploration Ltd.; and

(ii)

liabilities incurred in the ordinary course of business since the date of the Interim Statements, which are consistent with past practice, are not, in the aggregate, material and adverse to each of the Company, VBHC and LNRLP or the Purchased Shares, or to the Business and do not violate any covenant contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement.

5.1.11

Absence of Changes

(a)

Since February 14, 2005:

(i)

each of the Company, VBHC and LNRLP has conducted the Business in the ordinary course, has not incurred any debt, obligation or liability out of the ordinary course of business or of an unusual or extraordinary nature and has used its best efforts to preserve the Business and the Assets;

(ii)

there has not been any change in the Business other than changes in the ordinary course of business, and such changes  have not, either individually or in the aggregate, been and have not had nor may they be reasonably expected to have, either before or after the Closing Date, an adverse effect on the Business;

(iii)

to the knowledge of the Seller, there has not been any change in, or creation of, any applicable law, any termination, amendment or revocation of any licence or any damage, destruction, loss, labour dispute or other event, development or condition of any character (whether or not covered by insurance) which has had, or could have, an adverse affect on each of the Company, VBHC and LNRLP, or the Business; and

(iv)

there has not been any change in the accounting principles, policies, practices or procedures of each of the Company, VBHC and LNRLP or their application to each of the Company, VBHC and LNRLP.

5.1.12

Absence of Unusual Transactions

(a)

Except as contemplated by this Agreement, since February 14, 2005, each of the Company, VBHC and LNRLP has not:

(i)

transferred, assigned, sold or otherwise disposed of any of the Assets or cancelled any debts or claims;

(ii)

incurred or assumed any obligation or liability (fixed or contingent) other than obligations or liabilities included in the Financial Statements and obligations and liabilities incurred since in the ordinary course of business;

(iii)

settled any liability, claim, dispute, proceedings, suit or appeal pending against it or against any of the Assets;

(iv)

discharged or satisfied any lien or encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since February 14, 2005;

(v)

suffered an extraordinary loss;

(vi)

made any material change with respect to any method of management operation or accounting in respect of the  Business;

(vii)

waived or omitted to take any action in respect of any rights of substantial value or entered into any commitment or transaction if such loss, rights, commitment or transaction is or would be material in relation to the Assets or the Business;

(viii)

created any encumbrance on any of the Assets or suffered or permitted any such Encumbrance that has arisen on the Assets since that date to remain;

(ix)

modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had;

(x)

incurred any debt, liability or obligation for borrowed money, or incurred any other debt, liability or obligation except in the ordinary course of its business;

(xi)

issued or sold any of its shares, bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(xii)

other than in connection with the divestment of the Divested Assets and the Adjustment Agreement, declared or paid any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares;

(xiii)

entered into or become bound by any contract, agreement or arrangement, written or oral, other than this Agreement;

(xiv)

modified, amended or terminated any contract, agreement or arrangement to which it is or was a party, or waived or released any right which it has or had, other than in the ordinary course of its business; or

(xv)

authorized or agreed or otherwise become committed to do any of the foregoing.

5.1.13

Tax Matters

(a)

Tax Returns.  Each of the Company, VBHC and LNRLP has prepared and filed all Tax Returns, on time and with all appropriate Governmental Authorities for all fiscal periods ending prior to the date hereof.  Each such Tax Return was correct and complete at the time of filing.  True copies of all Tax Returns prepared and filed by each of the Company, VBHC and LNRLP during the past five years have been given to the Buyer on or before the date hereof;

(b)

Payment of Taxes.  Each of the Company, VBHC and LNRLP has paid all Taxes due and payable as reflected on its Tax Returns and has paid all assessments and reassessments it has received in respect of Taxes.  Each of the Company and VBHC and LNRLP has paid in full all Taxes accruing due on or before the date hereof which are not reflected in its Tax Returns or will have made adequate provision in the Financial Statements for the payment of such Taxes.  The provisions for Taxes reflected in the Financial Statements are sufficient to cover all liabilities for Taxes that have been assessed against each of the Company and VBHC and LNRLP whether or not disputed, or that are accruing due by each of the Company and VBHC and LNRLP during the periods covered by the Financial Statements and all prior periods.  The Taxes payable by the Company and VBHC as set out in the Interim Statements have been paid, and each of the Company and VBHC and LNRLP is not liable for any Taxes at the date hereof or for the payment of any instalments in respect of Taxes due in respect of its current taxation year and no such Taxes are required to be provided for;

(c)

Reassessments.  There are no reassessments of Taxes that have been issued and are outstanding.  No Governmental Authority has challenged, disputed or questioned each of the Company and VBHC and LNRLP in respect of Taxes or of any Tax Returns.  Each of the Company and VBHC and LNRLP is not negotiating any draft assessment or reassessment with any Governmental Authority.  The Seller is not aware of any contingent liabilities of each of the Company and VBHC and LNRLP for Taxes or any grounds for an assessment or reassessment including aggressive treatment of income, expenses, credits or other claims for deduction under any return, filing or report.  Each of the Company and VBHC and LNRLP has not received any indication from any Governmental Authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits.  Each of the Company and VBHC and LNRLP has not executed or filed with any Governmental Authority any agreement extending the period for assessment, reassessment or collection of any Taxes; and

(d)

Withholdings.  Each of the Company and VBHC and LNRLP has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada all amounts required by law and will continue to do so until the Closing Time and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  Each of the Company and VBHC and LNRLP has remitted all pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper Governmental Authority within the time required by Applicable Law.  Each of the Company and VBHC and LNRLP has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by each of the Company and VBHC and LNRLP.

5.1.14

Tax Accounts and Tax Attributes.

(a)

Schedule “C” accurately sets out the paid-up capital of all of the issued and outstanding shares of each of the Company and VBHC, and the adjusted cost base and allocations in respect of VBHC and the Company in respect of LNRLP for the purposes of the Income Tax Act (Canada) or any equivalent provincial statute;

(b)

Schedule “D” accurately sets out each of the Company and VBHC’s non-capital losses (as defined in the Income Tax Act (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of the last seven taxation years ending on or before the Closing Date.  Schedule “D” accurately sets out each of the Company and VBHC’s net capital losses (as defined in the Income Tax Act (Canada) and any relevant provincial taxing statute) for the purposes of such statutes in respect of each taxation year ending on or before the Closing Date.  Notices of determination of loss have neither been requested by nor issued to either the Company or VBHC;

(c)

There exist no investment tax credits (as defined in the Income Tax Act (Canada) and any relevant provincial tax statute) still available to the Company or VBHC as at the date hereof.  In accordance with the administrative position of the Customs and Revenue Agency, LNRLP does not file any partnership information returns under section 229 of the Regulations to the Income Tax Act (Canada) or related materials.  The elections filed by the Company and VBHC under any of ss. 83(2), s. 85(1) or 97(2) of the Income Tax Act (Canada) are listed in Schedule “E”.

(d)

Schedule “F” accurately sets out the status (including the current balance, if any) of each of each of the Company, VBHC and LNRLP’s following tax accounts as of the Closing Date:

(i)

the adjusted cost base of each of the Company, VBHC and LNRLP’s capital properties;

(ii)

the cost of each of the Company, VBHC and LNRLP’s depreciable properties for capital cost allowance purposes;

(iii)

the capital cost allowance taken on each class of each of the Company, VBHC and LNRLP’s depreciable property;

(iv)

the undepreciated capital cost of each class of each of the Company, VBHC and LNRLP’s depreciable property;

(v)

the Company’s and VBHC’s cumulative eligible capital account;

(vi)

the Company’s and VBHC’s cumulative Canadian development expense;

(vii)

the Company’s and VBHC’s cumulative Canadian exploration expense;

(viii)

Each of the previous seven accounts shall be as defined in the Income Tax Act (Canada) and any relevant provincial taxing statute;

(ix)

the input tax credits, as defined in the Excise Tax Act for the purposes of GST and HST; and

(x)

the GST and HST refunds applied for and which are owing at the date hereof.

(e)

Canadian Resource Property.  To the best of the Seller’s knowledge, the Royalty is a “Canadian resource property” as defined in subsection 66(15) of the Income Tax Act (Canada), as it would be amended by draft legislation released on February 27, 2004.

(f)

Non-arm’s Length Transactions.  Excepting as to the transactions whereby LNRLP was formed and acquired the Business, whereby VBHC acquired its interest in LNRLP from the Company and whereby the Company has divested itself of the Divested Assets, (i) each of the Company, VBHC and LNRLP has never acquired or had the use of any of its Assets from a Person (“a Related Person”) with whom each of the Company, VBHC and LNRLP was not dealing at arm’s length, as determined under the Income Tax Act (Canada), and (ii) each of the Company, VBHC and LNRLP has never disposed of any Asset to a Related Person for proceeds less than the fair market value of that Asset.  Except as part of the Divesting Transactions, each of the Company, VBHC and LNRLP shall neither acquire nor dispose of any of its Assets to any Related Person prior to the Closing Time except as contemplated by this Agreement.

(g)

The Seller is not a non-resident of Canada with the meaning of the Income Tax Act (Canada).

5.1.15

Contracts

(a)

Except for the Material Contracts, and except for such contracts, agreements or commitments entered into as part of the Divesting Transactions, each of the Company, VBHC and LNRLP are not a party to or bound by any material contract, agreement, lease or commitment, whether oral or written.  True and correct copies of the Material Contracts have been delivered to the Buyer or its solicitors prior to the date hereof; and

(b)

The Material Contracts are all in good standing and in full force and effect with no amendments.  All of the Material Contracts are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms.  Each of the Company, VBHC and LNRLP  have complied with all terms thereof, have paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach.  All amounts payable to each of the Company, VBHC and LNRLP under the Material Contracts are still due and owing to each of the Company, VBHC and LNRLP without any right of set-off. Each of the Company, VBHC and LNRLP are not a party to any contract which it does not have the capacity to perform, including the necessary personnel, equipment and supplies.  No purchase commitment of each of the Company, VBHC and LNRLP is in excess of its normal business requirements or is not terminable by each of the Company, VBHC and LNRLP without penalty on 30 days’ notice.

5.1.16

Absence of Guarantees

(a)

The Company, VBHC and LNRLP have not given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other commitment by which each of the Company, VBHC and LNRLP is, or is contingently, responsible for such indebtedness or other obligations.

5.1.17

Restrictions on Business

(a)

Other than in respect of the Divesting Transactions, the Company, VBHC and LNRLP are not a party to any agreement, lease, mortgage, security document, obligation or instrument, or subject to any restriction in the Articles, its by-laws or its directors’ or shareholders’ resolutions or subject to any restriction imposed by any governmental or regulatory authority or subject to any applicable law or order which could restrict or interfere with the conduct of its Business or its use of the Assets or which could limit or restrict or otherwise adversely affect the Purchased Shares, the Assets or the Business, other than pursuant to the Labrador Option Agreement, the VBNC Agreement, the LNRLP Agreement or pursuant to statutory provisions and restrictions of general application to its business.

5.1.18

Compliance with Applicable Law

(a)

Each of the Company, VBHC and LNRLP has conducted and is conducting the Business in compliance with all Applicable Laws, and is not in breach of any Applicable Laws.

5.1.19

Employees

(a)

Effective as and from December 31, 2004, the Company has no employees and the Company has no obligations of any nature, whether accrued, accruing, contingent or otherwise in respect of any persons who were previously employed by the Company.

(b)

VBHC and LNRLP have never had any employees.

5.1.20

No Litigation

(a)

Except as disclosed in Schedule B, there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to each of the Company, VBHC and LNRLP, nor are any of the same pending or threatened.  Neither the Seller nor each of the Company, VBHC and LNRLP are aware of any state of facts which would provide a valid basis for any of the foregoing.  There is not at present outstanding or pending against any of the Company, VBHC and LNRLP or any order that affects any of the Company, VBHC and LNRLP in any way or that in any way relates to this Agreement or the transactions contemplated in it.

5.1.21

Insurance

(a)

The Company, VBHC and LNRLP have not and do not maintain insurance against liability, loss and damage.

5.1.22

Titles to Properties

(a)

Each of the Company, VBHC and LNRLP has good and marketable title to all of the Assets free and clear of all Encumbrances, other than pursuant to the Labrador Option Agreement and the VBNC Agreement.  The Assets constitute all of the assets owned by or controlled by or licensed to each of the Company, VBHC and LNRLP which are necessary or desirable to operate the Business as it has been operated by each of the Company, VBHC and LNRLP in the ordinary course in the past.

5.1.23

Intellectual Property Rights

(a)

The Company, VBHC and LNRLP own no intellectual property rights other than the Archean logo, the rights to which will be transferred as part of the Divested Assets.

5.1.24

Environmental Matters

(a)

Compliance

All operations of each of the Company, VBHC and LNRLP are now and always have been in compliance in all respects with all applicable environmental laws and all environmental permits.  The representations and warranties in this paragraph  are not limited by any of the other representations and warranties set out in the subsequent paragraphs of this Section.

(b)

Environmental Permits

The Company’s environmental permits are in full force and effect unamended, have been complied with in all respects and there are no proceedings in progress, or to the knowledge of the Seller or each of the Company, VBHC and LNRLP pending or threatened, which may result in the cancellation, revocation, suspension, or modification of any environmental permit.  No environmental permit will become void or voidable as a result of the Closing nor is any consent of any person required to the transactions contemplated hereby in order to maintain any environmental permit in full force and effect.

(c)

Remedial Orders

None of the Company, VBHC and LNRLP, the Business nor the Assets are the subject of any remedial order, nor to the knowledge of the Seller or the Company, VBHC and LNRLP, has any investigation, evaluation or other proceeding been commenced to determine whether any such remedial order is necessary.

(d)

No Changes in Environmental Laws

To the knowledge of the Seller, there are no pending or proposed changes to environmental laws which would render unlawful or restrict the operations of the Company, VBHC LNRLP, or the Business.

(e)

No Offences

(i)

None of the Company, VBHC or LNRLP has been charged with or convicted of an offence for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP been fined or otherwise sentenced for non-compliance with or breach of any environmental law nor has each of the Company, VBHC and LNRLP settled any prosecution short of conviction for non-compliance with or breach of any environmental law; and

(ii)

None of the Company, VBHC or LNRLP has  received any notice of judgment or commencement of proceedings of any nature, or experienced any search and seizure, nor to the knowledge of the Seller is each of the Company, VBHC and LNRLP under investigation related to, any breach or alleged breach of or non-compliance with any environmental law.

(f)

Reporting

Each of the Company, VBHC and LNRLP has provided all reports and information to the appropriate governmental authority as required by such governmental authority pursuant to all applicable environmental laws and the environmental permits.  The Seller has fully disclosed to the Buyer the circumstances in which such reports have been filed.  Copies of such reports and any supporting material have been provided to the Buyer.

(g)

No Release or Disposal of Hazardous Substances

All hazardous substances generated, handled, stored, treated, processed, transported or disposed of by or on behalf of each of the Company, VBHC and LNRLP have been generated, handled, stored, treated, processed, transported or disposed of in compliance with all applicable environmental laws and applicable environmental permits.

(h)

Documents, Records and Environmental Compliance Reviews

The Company, VBHC and LNRLP has maintained all documents and records concerning the environment in the manner and for the time periods required by environmental laws.  Copies of all environmental compliance reviews done by or on behalf of each of the Company, VBHC and LNRLP or any other Person in respect of the Business or the Assets or any part of them have been provided to the Buyer.

(i)

Specific Issues

None of the Seller, the Company, VBHC or LNRLP has received any environmental notice that Company, VBHC and LNRLP is, or is potentially, responsible for any clean-up, remediation or corrective action under any environmental laws and each has no knowledge, after having made due inquiry and investigation, of any facts which could give rise to any such environmental notice.

5.1.25

Occupational Health and Safety

(a)

The Seller has provided the Buyer with any inspection reports under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP.  There are no outstanding inspection orders nor to the knowledge of the Seller any pending or threatened charges made under any occupational health and safety legislation relating to each of the Company, VBHC and LNRLP or the Business.  There have been no fatal or critical accidents within the last year which might lead to charges under occupational health and safety legislation.  Each of the Company, VBHC and LNRLP has complied in all respects with any orders issued under occupational health and safety legislation.  There are no appeals of any orders under occupational health and safety legislation relating to each of the Company, VBHC and LNRLP which are currently outstanding.

5.1.26

Workers’ Compensation

(a)

There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) or any other communications related thereto which each of the Company, VBHC and LNRLP has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Business is carried on and there are no assessments which are unpaid on the date hereof or which will be unpaid at the Closing Time and there are no facts or circumstances specifically pertaining to each of the Company, VBHC and LNRLP prior to Closing which may result in an increase in liability to each of the Company, VBHC and LNRLP from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Closing Time.  Each of the Company, VBHC and LNRLP’s accident cost experience relating to the Business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect each of the Company, VBHC and LNRLP’s accident cost experience.

5.1.27

Real Property and Leased Premises

(a)

The Company, VBHC and LNRLP have never owned any real or leased property and will not at Closing own any leased property excepting only as to the Divested Assets and will not at Closing own any real or leased property.

5.1.28

No Expropriation

(a)

The Company, VBHC and LNRLP has not received any notice of expropriation of all or any of the Assets and none of the Company, VBHC and LNRLP nor the Seller is aware of any expropriation proceeding pending or threatened against or affecting the Assets nor is aware of any discussions or negotiations which could lead to any such expropriation.

5.1.29

Government Grants

(a)

There are no contracts or agreements relating to grants or other forms of assistance, including loans with interest at below market rates, received by any of the Company, VBHC and LNRLP from any governmental or regulatory authority.

5.1.30

Business in Compliance with Law

(a)

The operations of each of the Company, VBHC and LNRLP are conducted in all respects, in compliance with all Applicable Laws of each jurisdiction in which the Business has been and is carried on and neither the Seller nor each of the Company, VBHC and LNRLP has received any notice of any alleged breach of any such Applicable Laws.

5.1.31

Restrictive Covenants

(a)

Other than in respect of the Labrador Option Agreement, the VBNC Agreement and the LNRLP Agreement, the Company, VBHC and LNRLP is not a party to or bound or affected by any commitment, agreement or document which limits the freedom of each of the Company, VBHC and LNRLP to compete in any line of business, transfer or move any of its assets or operations or which does or could affect the business practices, operations or conditions of each of the Company, VBHC and LNRLP after the Closing.

5.1.32

Equipment Leases

(a)

Except as may form part of the Divested Assets, each of the Company, VBHC and LNRLP are not a party to any leases of equipment.

5.1.33

Licences

(a)

Copies of any licences necessary or desirable for the operation of the Business and the ownership of the Assets  have been delivered to the Buyer.  Each of the Company, VBHC and LNRLP is in compliance in all respects with all terms, provisions and conditions of the licences and there are no proceedings in progress, or pending or threatened, which may result in revocation, cancellation, suspension or any adverse modification of any of the licences.  No licence is void or voidable as a result of the completion of the transactions contemplated hereby or by the closing documents nor is any consent or approval of any person required to ensure the continued validity and effectiveness of any licence in connection with the purchase of the Purchased Shares, this Agreement, any closing document or the transactions contemplated hereby or thereby.

5.1.34

Accounts Receivable

(a)

Each of the Company, VBHC and LNRLP has no accounts receivable other than for refunds of Taxes.

5.1.35

Books and Records

(a)

The Seller has made available to the Buyer all books and records of or relating to each of the Company, VBHC and LNRLP (the “Books and Records”).  Such Books and Records fairly and correctly set out and disclose in all respects the financial position of each of the Company, VBHC and LNRLP in accordance with good business practice and all financial transactions relating to each of the Company, VBHC and LNRLP have been accurately recorded in such Books and Records.  The Books and Records:

(i)

accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of each of the Company, VBHC and LNRLP shown in the Financial Statements; and

(ii)

together with all disclosures made in this Agreement or in the schedules hereto, present fairly the financial condition and the revenues, expenses and results of the operations of each of the Company, VBHC and LNRLP as of and to the date hereof.

(b)

No information, records or systems pertaining to the operation or administration of each of the Company, VBHC and LNRLP are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person, excepting as to those legal, tax and industry professionals who have advised the Seller, the Company, VBHC and LNRLP in connection with the matters and transactions contemplated by this Agreement.  The Seller has disclosed the existence of and made available for review by the Buyer all the Books and Records.

(c)

The Books and Records shall be retained by the Seller and Chislett following Closing, and the Seller undertakes to provide copies of all or any part of the Books and Records as may be reasonably requested by the Buyer following Closing.

5.1.36

No Joint Venture Interests

(a)

Other than as disclosed herein, none of the Company, VBHC and LNRLP is, nor has it agreed to become, a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking or to acquire or lease any other business operation and does not have any other investment interests in any similar business owned or controlled by any third party.

5.1.37

Family Law – Spouse

(a)

The Seller’s spouse or former spouse has not in any manner whatever contributed work, money or money’s worth in respect of the acquisition, management, maintenance, operation or improvement of each of the Company, VBHC and LNRLP nor has the Seller’s spouse assumed any responsibility within the meaning of any applicable laws which would or could potentially give him or her an interest in any or all of the Purchased Shares.  No order has been given under any Applicable Law which would or does affect the Purchased Shares or the Seller’s title thereto in any manner whatever nor is there any application threatened or pending under any Applicable Law or otherwise the Seller’s spouse for an order which might affect the Purchased Shares or Seller’s title thereto.

5.1.38

Disclosure

(a)

No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any known material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Shares seeking full information as to the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets.  Without limiting the scope of the foregoing, and as provided for in this Agreement, the Seller is not aware of any change, event or occurrence that has taken place or is pending that has, or in the future could have, a material adverse effect on the value or ownership of the Purchased Shares, each of the Company, VBHC and LNRLP, the Business and the Assets, or the ability of Company, VBHC and LNRLP to operate the Business subsequent to the Closing Date in the manner in which it has been operated by each of the Company, VBHC and LNRLP prior to the Closing Date, or which could increase the costs incurred by Company, VBHC and LNRLP in operating the Business subsequent to the Closing Date, including any pending or present change in any Applicable Law or other requirement, including the obtaining or maintenance of licences or approvals.

5.1.39

Management Agreement Termination

The Management Agreement was terminated on or before April, 1997.

5.1.40

Accuracy at Closing Date

Each representation and warranty of the Seller contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date except to the extent that it is affected by the occurrence of events or transactions expressly permitted by this Agreement.

5.1.41

Receipt of Prospectus

The Seller acknowledges having received a copy of the Prospectus.

5.2

Seller’s Covenant

(a)

The Seller covenants that concurrently upon execution of this Agreement he will comply with the notice and right of first offer provisions and requirements in favour of VBNC in the VBNC Agreement, and that he shall diligently and in good faith use his best efforts to comply with his obligations under such agreements so as to permit the Closing to proceed on the Closing Date.

(b)

The Seller shall cause the Company, VBHC and LNRLP to prepare and file all Tax Returns of the Company, VBHC and LNRLP required to be filed after the Closing Date in respect of periods ending on or before or which include the Closing Date, and concurrently with such filing shall provide to the Buyer a copy of each such Tax Return as filed, subject to IRC causing such returns to be promptly executed on behalf of the Company or VBHC as applicable.

6.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE BUYER

6.1

Representations, Warranties of the Buyer

The Buyer represents and warrants to the Seller that

(a)

It has the full right, title, power, capacity and authority to enter into this Agreement and the authority to complete all obligations under this Agreement, subject only to obtaining the Regulatory Approvals and completion of the necessary financing to pay the cash portion of the purchase price for the Purchased Shares in conjunction with the Buyer’s Initial Public Offering.

(b)

On Closing it shall be a reporting issuer under applicable securities laws and policies and that the Founder’s Shares and the Verbiski Shares shall be exempt from escrow requirements and hold periods except as may be imposed by Applicable Laws.

(c)

The Buyer and the Initial Public Offering shall on Closing have those attributes as set out in the Prospectus and the Initial Public Offering shall have been completed as contemplated by and in the Prospectus.

(d)

On Closing the Buyer shall have in place Insurance for the benefit of its directors and senior officers.

(e)

There exist no options, agreements or rights held by any party to acquire securities or interests in the Buyer except as disclosed in the Prospectus.

(f)

The Buyer is a valid and subsisting corporation duly continued and in good standing under the laws of Canada.

(g)

To the best of its knowledge, the Buyer is not in default of any Federal or Provincial laws.

(h)

All of the material transactions of the Buyer have been promptly and properly recorded or filed in or with the books or records of the Buyer and the minute books of the Buyer contain all records of the meetings and proceedings of the Buyer’s directors and shareholders since its incorporation.

(i)

The Buyer holds all material licenses and permits that are required for carrying on its business in the manner in which such business has been carried on and each of the foregoing is in full force and effect.

(j)

The Buyer has the corporate power and capacity to own the assets owned by it and to carry on the businesses carried on by it and the Buyer is duly qualified to carry on business in all jurisdictions in which it carries on business.

(k)

There are no material liabilities of the Buyer, on a consolidated basis, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Prospectus and the Buyer’s financial statements provided to the Seller except those incurred in the ordinary course of business of the Buyer since the filing of the Prospectus.

(l)

Since the filing of the Prospectus there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Buyer, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the business or assets of the Buyer, or the right or capacity of the Buyer to carry on its business.

(m)

All tax returns and reports of the Buyer required by law to have been filed have been filed and are substantially true, complete and correct and all material taxes and other material government charges of any kind whatsoever of the Buyer have been paid or accrued in its financial statements.

(n)

There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting the Buyer or its directors, officers or promoters at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever which would result in an adverse material change in the financial position, business or prospects of the Buyer and, to the best of its knowledge, there is no basis therefor.

6.1.2

Corporate Matters

(a)

No proceedings have been taken or authorized by the Buyer or, to the Buyer’s knowledge or notice, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Buyer or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Buyer.

(b)

This Agreement has been, and each Closing Document to which the Buyer is a party will on Closing be, duly executed and delivered by the Buyer, and this Agreement constitutes, and each Closing Document to which the Buyer is a party will on Closing constitute, a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

(c)

The Buyer has all necessary power and authority to own the property and assets, and to carry on the business, as are described in the Prospectus.  The Buyer possesses all licences material to the conduct of its business.  Neither the nature of the Buyer’s business nor the location or character of any of its material property and assets requires the Buyer to be registered, licensed or otherwise qualified or to be in good standing in any jurisdiction other than jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose.

(d)

A true copy of the Articles and all by-laws or other constating documents of the Buyer has been delivered to the Seller by the Buyer on or before the date hereof.  The Articles and such by-laws of the Buyer constitute all of the constating documents and by-laws of the Buyer and each are complete and correct and are in full force and effect.

(e)

The original or true copies of all corporate records of the Buyer have been delivered to the Seller’s solicitors for review prior to the date hereof.  Such corporate records have been maintained in accordance with applicable law and contain complete and accurate records of

(i)

minutes of all meetings of the directors, any committee thereof and the shareholders of the Buyer held since the date of incorporation;

(ii)

originals of all resolutions of the directors, any committee thereof and the shareholders of the Buyer passed by signature in writing since the date of incorporation; and

(iii)

all waivers, notices and other documents required by law to be contained therein, and reflect all actions taken and resolutions passed by the directors and shareholders of the Buyer since the date of incorporation.

(f)

All resolutions contained in such records have been duly passed and all such meetings have been duly called and held.

(g)

The share certificate books, register of shareholders, register of transfer and registers of directors of the Buyer are complete and accurate and all applicable security transfer or documentary stamp taxes payable in respect of shares of the Buyer have been duly paid.

6.1.3

Authorized and Issued Capital of the Buyer

(a)

The authorized capital of the Buyer shall upon Closing be as set forth in the Prospectus.

6.1.4

Title to Shares

(a)

The number of IRC Shares to be issued by the Buyer upon Closing shall be as set forth in the Prospectus.

(b)

The Seller shall upon Closing acquire, good and marketable title to the Founder’s Shares and the Verbiski Shares, free and clear of all Encumbrances.  The Founder’s Shares and the Verbiski Shares, together with the other IRC Shares shall upon Closing constitute all of the issued and outstanding shares of the Buyer and there shall be no restrictions on the transfer of the Founder’s Shares and the Verbiski Shares except as may be set forth in the Articles or pursuant to Applicable Laws.

6.1.5

No Options

(a)

Except as disclosed in the Prospectus no Person has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase, subscription or issuance of any unissued shares or units of the Buyer.

6.1.6

No Subsidiaries

(a)

The Buyer does not own any shares in or securities of any other body corporate except as disclosed in the Prospectus.

6.1.7

Absence of Conflicting Agreements

(a)

None of the execution and delivery of, or the observance and performance by the Buyer of, any covenant or obligation under this Agreement or any Closing Document to which it is a party, the issue of the Founder’s Shares and the Verbiski Shares to the Seller, or the Closing:

(i)

contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(A)

any Applicable Law;

(B)

any licence;

(C)

the Articles, by-laws, directors or shareholders resolutions of the Buyer; or

(D)

the provisions of any material agreement, obligation or instrument to which the Buyer is a party, or by which it or its material property and assets are bound or affected;

(ii)

result in the creation or imposition of any Encumbrance on the Buyer or its property and assets, except as disclosed in the Prospectus.

6.1.8

Consents, Approvals

(a)

The Buyer shall have obtained at or prior to Closing all regulatory approvals, consents, approvals, licences, orders, authorizations, registrations or declarations of, or filing with, any governmental authority or other Person required by the Buyer in connection with (a) the issue of the Founder’s Shares and the Verbiski Shares to the Seller, (b) the Closing (c) the execution and delivery by the Buyer of this Agreement or the Closing Documents to which it is a party, (d) the observance and performance by the Buyer of its obligations under this Agreement or the Closing Documents to which it is a party or (e) to avoid the loss of any Licence.

6.1.9

The Financial Statements

(a)

The Buyer’s financial statements provided to the Seller:

(i)

have been prepared in accordance with Canadian Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods;

(ii)

are complete and accurate in all respects;

(iii)

accurately disclose the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Buyer and the results of the operations of the Buyer as at the dates thereof and for the periods covered thereby; and

(iv)

reflect all proper accruals as at the dates thereof and for the periods covered thereby of all amounts which, though not payable until a time after the end of the relevant period, are attributable to activities undertaken during that period.

(b)

No information has become available to the Buyer that would render its financial statements incomplete or inaccurate.  The condition of the Buyer’s business as of the date hereof is at least as good as the financial condition reflected in the Buyer’s financial statements.

6.1.10

Undisclosed Liabilities

(a)

The Buyer has no material liabilities (whether accrued, absolute, contingent or otherwise, matured or unmatured) of any kind except:

(i)

liabilities disclosed in the Prospectus or provided for in its financial statements; and

(ii)

liabilities incurred in the ordinary course of business since the date of the Buyer’s interim statements, which are consistent with past practice, are not, in the aggregate, material and adverse to the Buyer or its business and do not violate any covenant contained in this Agreement or constitute a breach of any representation or warranty made in or pursuant to this Agreement.

6.1.11

Absence of Changes

(a)

Since February 3, 2005, the date of the filing of the Prospectus:

(i)

the Buyer has conducted its business in the ordinary course, has not incurred any material debt, obligation or liability out of the ordinary course of business or of an unusual or extraordinary nature and has used its best efforts to preserve its property and assets;

(ii)

there has not been any change its business other than changes in the ordinary course of business, and such changes  have not, either individually or in the aggregate, been and have not had nor may they be reasonably expected to have, either before or after the Closing Date, a material adverse effect on its business;

(iii)

to the knowledge of the Buyer, there has not been any change in, or creation of, any applicable law, any termination, amendment or revocation of any licence or any damage, destruction, loss, labour dispute or other event, development or condition of any character (whether or not covered by insurance) which has had, or could have, a material adverse affect on the Buyer; and

(iv)

there has not been any material adverse change in the accounting principles, policies, practices or procedures of the Buyer, or their application to the Buyer.

6.1.12

Absence of Unusual Transactions

(a)

Since February 3, 2005, the date of filing of the Prospectus, and excepting as contemplated and disclosed in the Prospectus, or in the ordinary course of business, the Buyer has not:

(i)

transferred, assigned, sold or otherwise disposed of any of its material property or assets or cancelled any material debts or claims;

(ii)

incurred or assumed any material obligation or liability (fixed or contingent) other than obligations or liabilities included in its financial statements and obligations and liabilities incurred since in the ordinary course of business;

(iii)

settled any liability, claim, dispute, proceedings, suit or appeal pending against it or against any of its property or assets;

(iv)

discharged or satisfied any material lien or encumbrance, or paid any material obligation or liability (fixed or contingent) other than liabilities included in its financial statements and liabilities incurred since February 3, 2005;

(v)

made any material change with respect to any method of management operation or accounting in respect of its business;

(vi)

waived or omitted to take any action in respect of any rights of substantial value or entered into any commitment or transaction if such loss, rights, commitment or transaction is or would be material and adverse in relation to its property and assets or its business;

(vii)

created any Encumbrance on any of its property and assets or its business or suffered or permitted any such Encumbrance that has arisen on its property and assets or its business since that date to remain;

(viii)

materially modified or amended, or terminated any of the Buyer’s Agreements, or waived or released any material right which it has or had thereunder;

(ix)

incurred any material debt, liability or obligation for borrowed money, or incurred any other material debt, liability or obligation of any nature (and in this sub-paragraph “material” shall mean any debt, liability, obligation for borrowed money or obligation exceeding $100,000);

(x)

issued or sold any or its shares bonds, debentures or other securities or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(xi)

declared or paid any dividend or other distribution in respect of any shares in its capital or purchased or redeemed any such shares;

(xii)

entered into or become bound by any material contract, agreement or arrangement, written or oral, other than this Agreement;

(xiii)

modified, amended or terminated any material contract, agreement or arrangement to which it is or was a party, or waived or released any material right which it has or had, other than in the ordinary course of its business; or

(xiv)

authorized or agreed or otherwise become committed to do any of the foregoing.

6.1.13

Tax Matters

(a)

Tax Returns.  The Buyer has prepared and filed all Tax Returns, on time and with all appropriate governmental authorities for all fiscal periods ending prior to the date hereof.  Each such Tax Return was correct and complete at the time of filing.  True copies of all Tax Returns prepared and filed by the Buyer during the past year has been given to the Seller on or before the date hereof;

(b)

Payment of Taxes.  The Buyer has paid all Taxes due and payable as reflected on its Tax Returns and has paid all assessments and reassessments it has received in respect of Taxes.  The Buyer has paid in full all Taxes accruing due on or before the date hereof which are not reflected in its Tax Returns or will have made adequate provision in its financial statements for the payment of such Taxes.  The provisions for Taxes reflected in the financial statements are sufficient to cover all liabilities for Taxes that have been assessed against the Buyer, whether or not disputed, or that are accruing due by the Buyer during the periods covered by the financial statements and all prior periods.  Except to the extent provided for in the interim statements, the Buyer is not liable for any Taxes at the date hereof or for the payment of any instalments in respect of Taxes due in respect of its current taxation year and, except as aforesaid, no such Taxes are required to be provided for;

(c)

Reassessments.  There are no reassessments of Taxes that have been issued and are outstanding.  No governmental authority has challenged, disputed or questioned the Buyer in respect of Taxes or of any Tax Returns.  The Buyer is not negotiating any draft assessment or reassessment with any governmental authority.  The Buyer is not aware of any material contingent liabilities of the Buyer for Taxes or any grounds for an assessment or reassessment including aggressive treatment of income, expenses, credits or other claims for deduction under any return, filing or report.  The Buyer has not received any indication from any governmental authority that an assessment or reassessment is proposed in respect of any Taxes, regardless of its merits.  The Buyer has not executed or filed with any governmental authority any agreement extending the period for assessment, reassessment or collection of any Taxes; and

(d)

Withholdings.  The Buyer has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada all amounts required by law and will continue to do so until the Closing Time and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority.  The Buyer has remitted all pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees to the proper governmental authority within the time required by Applicable Law.  The Buyer has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any sale, supply or delivery whatsoever, made by it.

6.1.14

Non-arm’s Length Transactions.

(a)

Excepting as disclosed in the Prospectus (i) the Buyer has never acquired or had the use of any of its property and assets from a Person (“a Related Person”) with whom the Buyer was not dealing at arm’s length, as determined under the Income Tax Act (Canada), and (ii) the Buyer has never disposed of any of its properties or assets to a Related Person for proceeds less than the fair market value of such properties or asset.  The Buyer shall neither acquire nor dispose of any of its  properties or assets to any Related Person prior to the Closing Time.

(b)

The Buyer is a taxable Canadian corporation within the meaning of the Income Tax Act (Canada).

6.1.15

Contracts

(a)

Except as disclosed in the Prospectus, the Buyer is not a party to or bound by any material contract, agreement, lease or commitment, whether oral or written.  True and correct copies of the material contracts, agreements, leases or commitments to which the Buyer is party (the “Buyer’s Agreements”) have been delivered to the Seller or his solicitors prior to the date hereof; and

(b)

The Buyer’s Agreements are all in good standing and in full force and effect with no amendments.  All of the Buyer’s Agreements are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms.  The Buyer has complied with all terms thereof, have paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach.  All amounts payable to the Buyer under the Buyer’s Agreements are still due and owing to the Buyer without any right of set-off.  The Buyer is not a party to any contract which it does not have the capacity to perform, including the necessary personnel, equipment and supplies.  No purchase commitment of the Buyer is in excess of its normal business requirements or is not terminable by the Buyer without penalty on 30 days’ notice.

6.1.16

Absence of Guarantees

(a)

Except in respect of transactions contemplated in the Prospectus, the Buyer has not given nor agreed to give, and is not a party to or bound by, any guarantee of indebtedness or other obligations of third parties nor any other material commitment by which the Buyer is, or is contingently, responsible for such material indebtedness or other obligations.

6.1.17

Restrictions on Business

(a)

Except in respect of transactions contemplated in the Prospectus, the Buyer is not a party to any material agreement, lease, mortgage, security document, obligation or instrument, or subject to any restriction in the Articles, its by-laws or its directors’ or shareholders’ resolutions or subject to any restriction imposed by any governmental or regulatory authority or subject to any applicable law or order which could materially restrict or materially interfere with the conduct of its business or its use of its properties and assets pursuant to statutory provisions and restrictions of general application to its business.

6.1.18

Compliance with Applicable Law

(a)

The Buyer has conducted and is conducting its business in material compliance with all Applicable Laws, and is not in breach of any Applicable Laws.

6.1.19

Employees

(a)

The Buyer has only those employees as disclosed by and in the Prospectus and Tu Li and Jim Jensen and the Buyer has no obligations of any nature, whether accrued, accruing, contingent or otherwise in respect of any persons who were previously employed by the Buyer.

6.1.20

Collective Agreements

(a)

The Buyer is not a party, either directly or by operation of law, to any Collective Agreement.  No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Buyer’s employees by way of certification, interim certification, voluntary recognition, or successor rights, or has applied or threatened to apply to be certified as the bargaining agent of any of the Buyer’s employees.  To the knowledge of the Buyer, there are no threatened or pending union organizing activities involving the Buyer’s employees.

6.1.21

Benefit Plans

(a)

Except as disclosed in the Prospectus, the Buyer has no additional liability or contingent liability with respect to employee benefit plans that impose any binding legal obligation on the Buyer.  The Buyer has no formal plan or commitment, whether legally binding or not, to create any additional employee benefit plan or to modify or change any existing employee benefits plans that would affect any of the Buyer’s employees or former employees.

6.1.22

No Litigation

(a)

There is no material claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to the Buyer, nor are any of the same pending or threatened.  The Buyer is not aware of any state of facts which would provide a valid basis for any of the foregoing.  There is not at present outstanding or pending against the Buyer any order that affects the Buyer in any way or that in any way relates to this Agreement or the transactions contemplated in it.

6.1.23

Insurance

(a)

The Buyer shall have obtained the Insurance upon or prior to Closing.

6.1.24

Titles to Properties

(a)

The Buyer has good and marketable title to all of its material properties and assets as described in the Prospectus free and clear of all Encumbrances except as disclosed in or contemplated by the Prospectus.

6.1.25

Environmental Matters

(a)

Compliance

All operations of the Buyer are now and always have been in material compliance in all respects with all applicable environmental laws and all environmental permits.

6.1.26

Occupational Health and Safety

(a)

The Buyer has provided the Seller with any inspection reports under occupational health and safety legislation relating to the Buyer.  There are no outstanding inspection orders nor any pending or threatened charges made under any occupational health and safety legislation relating to the Buyer or its business.  There have been no fatal or critical accidents within the last year which might lead to charges under occupational health and safety legislation.  The Buyer has complied in all respects with any orders issued under occupational health and safety legislation.  There are no appeals of any orders under occupational health and safety legislation relating to the Buyer which are currently outstanding.

6.1.27

Workers’ Compensation

(a)

There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) or any other communications related thereto which the Buyer has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the Buyer’s business is carried on and there are no assessments which are unpaid on the date hereof or which will be unpaid at the Closing Date and there are no facts or circumstances which may result in an increase in liability to the Buyer from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Closing Date.  The Buyer’s accident cost experience relating to its business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect the Buyer’s accident cost experience.

6.1.28

Government Grants

(a)

There are no material contracts or agreements relating to grants or other forms of assistance, including loans with interest at below market rates, received by the Buyer from any governmental or regulatory authority.

6.1.29

Business in Compliance with Law

(a)

The operations of the Buyer are conducted in all material respects, in compliance with all Applicable Laws of each jurisdiction in which the Buyer’s business has been and is carried on and the Buyer has not received any notice of any alleged breach of any such Applicable Laws.

6.1.30

Restrictive Covenants

(a)

Other than in respect of the transactions contemplated in the Prospectus the Buyer is not a party to or bound or affected by any material commitment, agreement or document which limits its freedom to compete in any line of business, transfer or move any of its assets or operations or which does or could affect the business practices, operations or conditions of the Buyer after the Closing.

6.1.31

Books and Records

(a)

The Buyer has made available to the Seller all material books and records of or relating to the Buyer (the “Books and Records”).  Such Books and Records fairly and correctly set out and disclose in all respects the financial position of the Buyer in accordance with good business practice and all financial transactions relating to the Buyer have been accurately recorded in such Books and Records.  The Books and Records:

(i)

accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Buyer shown in the Buyer’s financial statements; and

(ii)

together with all disclosures made in this Agreement and the Prospectus, present fairly the financial condition and the revenues, expenses and results of the operations of the Buyer as of and to the date hereof.

(b)

No information, records or systems pertaining to the operation or administration of the Buyer are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person.  The Seller has disclosed the existence of and made available for review by the Buyer all the Books and Records.

6.1.32

No Joint Venture Interests

(a)

Excepting as disclosed in the Prospectus, the Buyer has not agreed to become, a partner, member, owner, proprietor or equity investor of or in any material partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking or to acquire or lease any other material business operation and does not have any other material investment interests in any similar business owned or controlled by any third party.

6.1.33

Disclosure

(a)

No representation or warranty in this Agreement contains any untrue statement of a material fact and the representations and warranties contained in this Agreement do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of Common Shares seeking full information as to the Buyer, the IRC Shares and the Buyer’s material properties, assets and business.  Without limiting the scope of the foregoing, and as provided for in this Agreement, the Buyer is not aware of any change, event or occurrence that has taken place or is pending that has, or in the future could have, a material adverse effect on the value or ownership of the Buyer, the IRC Shares and the Buyer’s material properties, assets and business or the ability of the Buyer to operate the business contemplated by the Prospectus subsequent to the Closing Date, including any pending or present change in any

Applicable Law or other requirement, including the obtaining or maintenance of Licences or approvals.

6.1.34

Accuracy at Closing Date

(a)

Each representation and warranty of the Buyer contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of the Closing Date except to the extent that it is affected by the occurrence of events or transactions expressly permitted by this Agreement or as contemplated in the Prospectus.

6.2

Covenants of the Buyer

6.2.1

(a)

The Buyer covenants to the Seller that it shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering within the time frames respectively set forth in hereunder.

(b)

The Buyer covenants to the Seller that it shall pay the Northstar Payable to Northstar Exploration Ltd. within 60 days of the Closing Date.

7.

CONTINGENCY EARN-OUT - ADDITIONAL PURCHASE PRICE CONSIDERATION PAYABLE BY THE BUYER IF MINERAL RIGHTS TAX ABOLISHED OR DECREASED

7.1

The Buyer acknowledges and confirms its agreement and understanding that the Mineral Rights Tax may be decreased, lowered or abolished following execution of this Agreement (a “Tax Reduction Event”) and that, in such event, the Buyer shall pay to the Seller the additional consideration (the “Additional Purchase Price”) hereinafter provided for.  The Buyer and Seller both acknowledge and confirm that it is not practicable to predict whether or when a Tax Reduction Event might occur or to set a probability for the occurrence of a Tax Reduction Event.  Accordingly the Additional Purchase Price shall only become payable if, as and when a Tax Reduction Event should occur.

7.2

In the event that, at any time prior to Closing or during the Tax Adjustment Period, a Tax Reduction Event should occur, such that the Mineral Rights Tax applicable to the Royalty is abolished or the rate of such tax is in any manner whatsoever decreased or lowered, the Buyer agrees that the Additional Purchase Price shall become payable to the Seller, as additional consideration for the Purchased Shares.  The amount of the Additional Purchase Price shall be calculated in accordance with the following formula:

Reduction Proportion x $21,875,000 (CDN) x	(3,477,700,000 – Voisey’s Bay Production)
3,477,700,000

In the event that the amount of Payable Nickel is unavailable in numbers of pounds so as to enable determination of Voisey’s Bay Production on a quarterly basis, the following conversion factors shall be utilized to determine Voisey’s Bay Production:

(a)

One metric tonne = 2204.622 pounds; or

(b)

One short ton = 2000 pounds.

7.3

The Buyer acknowledges and agrees that the Projected Tax Amount represents the parties’ present best estimate of the aggregate Mineral Rights Tax which is projected to be payable during the Tax Adjustment Period in respect of the Seller’s indirect beneficial interest in the Royalty.  The Buyer covenants and agrees that, in the event that by reason of any legislative change other than as contemplated in paragraph 7.2 hereof, the actual Mineral Rights Tax payable or projected to be payable in respect of the Seller’s said interest during the Tax Adjustment Period is or is projected to be less than the Projected Tax Amount, the difference between such Projected Tax Amount and such actual Mineral Rights Tax shall be paid to the Seller as Additional Purchase Price consideration for the Purchased Shares.  The Buyer covenants and agrees that it shall make a bona fide and genuine pre-estimate of any such amount.

7.4

If the Additional Purchase Price becomes payable, as a result of a Tax Reduction Event or pursuant to Section 7.3, it shall be paid by the Buyer to the Seller by way of certified cheque or confirmed bank transfer on or before the 45th day next following the occurrence of the Tax Reduction Event, or following a determination that an amount is payable under paragraph 7.3, as the case may be.

8.

[INTENTIONALLY DELETED]

9.

TIME

9.1

Time shall be of the essence of this Agreement.

10.

LAW

10.1

This Agreement will be governed by the laws of the Province of Newfoundland and Labrador, and the parties attorn to the non-exclusive jurisdiction of the courts of Newfoundland and Labrador for resolution of all disputes arising in connection with this Agreement.

11.

NOTICES

11.1

Any notice under this Agreement will be given in writing and may be sent by fax, telex, telegram or may be delivered or mailed by prepaid post address to me party to which notice is to be given at the address indicated below, or at another address designated by the party in writing.

(a)

If to The Seller:

Christopher Verbiski
Suite 704, TD Place
140 Water Street
St John’s, NL, A1C 6H6
Canada

Telephone:

709.758.1700
Facsimile:

709.758.1708

(b)

If to The Buyer:

Douglas B. Silver
Chairman and CEO
International Royalty Corporation
Inverness Drive East
Suite 104
Englewood, Colorado 80112
USA

Telephone:

303.799.9020
Facsimile:

303.799.9017

11.2

If notice is sent by fax, telex, telegram or is delivered, it will be deemed to have been given at the time of transmission or delivery.

11.3

If notice is mailed, it will be deemed to have been received 48 hours following the date of mailing of the notice.

11.4

If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed, the notice will be sent by fax, telex, telegram or will be delivered.

12.

ENTIRE AGREEMENT

12.1

This Agreement constitutes the entire agreement between the parties and supersedes and replaces any prior understanding and agreements between the parties.

13.

NATIVE LAND CLAIMS

13.1

The Buyer acknowledges that it is aware of aboriginal land claims issues which pertain to the Business and the Royalty, and has made independent assessment thereof.

14.

[INTENTIONALLY DELETED]

15.

TAX MATTERS

15.1

Each party confirms that it shall receive independent advice as to any tax implications of the agreements contemplated in this Agreement.

15.2

It is agreed that, if requested by the Seller, a joint election shall be made by the Seller as transferor and by the Buyer as transferee under subsection 85(1) of the Income Tax Act at such agreed amount as may be designated by The Seller within the limits allowed thereunder (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Purchased Shares to the Buyer by the Seller, at such amount as may be determined by the Seller in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act, as mutually agreed upon by both parties to this Agreement).  In any event, the tax effect to the Seller shall not be less favourable than it would have been under subsection 85(1).

16.

ASSIGNMENT

16.1

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld.  The Seller hereby confirms his consent to the transfer of this Agreement by the Buyer to a wholly-owned subsidiary or affiliate of the Buyer so long as said transfer does not impair the availability, or consequences to the Seller o£ any elections under Article 15.2 of this Agreement, and provided that the Buyer remains fully obligated to the Seller under the terms of this Agreement notwithstanding such transfer.

17.

FURTHER ASSURANCES

17.1

Each party agrees to execute and deliver such other deeds, documents and assurances and to do such other acts as may be reasonably required to carry out the true intent and meaning of this Agreement.  Both parties shall use their best efforts to fulfill all the terms of this Agreement.

18.

ENUREMENT

18.1

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors and permitted assigns.

19.

CONFIDENTIALITY, PUBLIC DISCLOSURE

19.1

The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by the Archean Unanimous Shareholders Agreement or by the VBNC Agreement or pursuant to the LNRLP Agreement or by Applicable Laws and then upon notice by the disclosing party to the other party) without the prior written approval of the other parties. The parties agree that the Buyer has the right and permission from the Seller to share information regarding this transaction with its financial advisors, including but not limited to its underwriters, and other parties required for completing the due diligence and closing of the transactions contemplated by this Agreement.  Said information will be shared only on a need-to-know basis.

19.2

The content at any public disclosure or press release respecting this Agreement or the transactions contemplated hereby shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this clause 19.2 is subject always to all disclosure obligations of the Buyer under applicable securities laws.

20.

EXECUTION VIA FACSIMILE, COUNTERPARTS

20.1

It is agreed that this Agreement may be executed and delivered by fax and shall upon such execution and delivery be fully enforceable.

20.2

The parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to constitute one and the same instrument.

21.

NON-MERGER

21.1

For greater certainty, the Buyer’s obligations as set out in Article 7 shall not merge on Closing but shall subsist.

) ) ) ) ) ) ) ) ) ) )

Christopher Verbiski

Witness Agreed this day of February, 2005

	) ) ) ) ) ) ) ) ) ) ) )	INTERNATIONAL ROYALTY CORPORATION
Per:
Name: Authorized Signatory
Title: Title

Witness		Per:
Name: Authorized Signatory